EXHIBIT 5

TELESP CELULAR PARTICIPACOES S.A.

NIRE (State ID) 35 3 001587-92 — CNPJ/MF (Corporate Tax ID) 02.558.074/0001-73

Public Company

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL FOR MEETING

     In compliance with the Board of Directors’ Meeting of TELESP CELULAR PARTICIPACOES S.A. (“TCP”) held on this date, proceeding with the incorporation of shares of TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. (“TCO”) by TCP, TCP’s shareholders are hereby summoned to gather in an Extraordinary Shareholders’ Meeting, to be held on December 22, 2003, at 11:00 a.m, at TCP’s headquarters, in Avenida Roque Petroni Junior, 1464, 6 andar, parte Block B, in the City of Sao Paulo, State of Sao Paulo, in order to deliberate the following:

1.	Approval of the conversion of up to 105,518,995,000 TCP’s preferred shares into common shares.

2.	Ratification of the hiring of KPMG Corporate Finance to perform the appraisal of TCO and TCP’s shareholders’ equity, at market values.

3.	Ratification of the hiring of KPMG Auditores Independentes to determine the book value of TCO’s shares.

4.	Ratification of the hiring of Citigroup Global Markets Inc. and Merrill Lynch & Co. to perform TCO and TCP’s Economic and Financial Analyses, according to the provisions of Article 30 of TCP’s Bylaws.

5.	Approval of the accounting appraisal report of TCO’s shares to be incorporated by TCP for purposes of capital increase of TCP and of TCO and TCP’s shareholders’ equity appraisal reports at market values.

6.	To take note of TCO and TCP’s Economic and Financial Analyses.

7.	Approval of “Justification of the Merger of Shares of Tele Centro Oeste Celular Participacoes S.A. into Telesp Celular Participacoes S.A. for the purpose of the former’s conversion into a Wholly Owned Subsidiary” (“Justification”).

8.	Approval of the terms and conditions of the “Protocol of the Merger of Shares of Tele Centro Oeste Celular Participacoes S.A. into Telesp Celular Participacoes S.A. for the purpose of the former’s conversion into a Wholly Owned Subsidiary” (“Protocol”), executed on October 27, 2003 by TCO’ and TCP’s Board of Directors, and of its appendices.

9.	Approval of exchange ratio set forth in the Protocol.

10.	Approval of the Merger of Shares, as provided by the Protocol.

11.	Approval of TCP’s capital increase, and consequent change in Article 5 of the Company’s Bylaws.

As of this date all documents that support the proposal of TCP’s Board of Directors with relation to the agenda of the Meeting (including protocol, justification and reports, among others) are available at TCP’s website (www.telespcelular.com.br) [text deleted]. A copy of this material is also available at CVM’s website (www.cvm.gov.br) and at BOVESPA’s (www.bovespa.com.br). The Companies’ shareholders who wish to consult and examine the documents will be able to do it at the Companies’ headquarters, it being necessary to set a date and a time for the visit, with the respective Investor Relations departments of TCP (telephone 55-11-5105-1182) and of TCO (telephone 55-61-3962-7701).

GENERAL INSTRUCTIONS

A) The terms of representation for the Meetings should be deposited in the Company’s headquarters, Avenida Roque Petroni Junior, 1.464, 6th floor, parte Block B (Legal Counsel) no later than 48 hours before the realization of the Meetings.

B) The participating shareholders of the Stock Exchange’s Short-lived Asset Custody of Nominative Shares who wish to participate of these Meetings should present a bank statement issued no earlier than 02 (two) days before its realization, including the respective holdings.

Sao Paulo, October 28, 2003

FELIX PABLO IVORRA CANO
Chairman of the Board of Directors